Herb

"Know your smoke"





About us

Herblo Co. is a data-enabled cannabis dispensary launching in Oklahoma City that is redefining the in-store patient experience.

By combining cannabis science with our proprietary approaches to product curation and consumer education, we will create a superior customer experience and loyal patient base.



Problem:
The Dispensary Merchandising Model is Broken

Typical Dispensary Format

Categorized Based on
Sativa, Indica, Hybrid

Merchandising Based on
Visuals & Pretty Packaging

Overreliance on Individual
Budtender Knowledge

Emphasis Towards THC %






Poor Experience for Brands & Consumers

Patients are misinformed on factors that influence how a
cannabis product feels (terpenes, cannabinoid profiles, etc.)

Patients make purchasing decisions based on optics and deals instead
of product quality

Inconsistent patient experience and lack of a customer journey.
Patients are pushed to brands that give budtenders the most
concessions.

Patients guided towards products that don't help achieve the effects
they desire

The Answer: Herblo Co.



Dispensary-Level Education

Merchandise products based on their associated effects, backed by cannabinoid & terpene profile data



Patient Engagement Programs

Gamify & systemize the patient journey, incentivizing customers to rely on Herblo for their product discovery process



Data-Driven Guidance

Consistent and reliable dispensary experience, utilizing product feedback from customer base and lab test results from vendors



Why Oklahoma?

Large Addressable Market
Oklahoma's medical cannabis market surpassed $940 million in sales for 2021, more than twice that of 2019.

High Patient Engagement
~10% of Oklahoma's population is registered to purchase medical cannabis, equating to a patient base of almost 400,000 people with ailment-specific needs.

Dispensary License Consolidation
Oklahoma State paused medical cannabis license issuances for 2 years until August 2024 while it cracks down on uncompliant dispensaries, raising barriers to entry.

Wide Selection of Cannabis for Curation
Oklahoma has over 8,000 licensed cultivators and 1,500 licensed processors, providing an ample range of products to curate based on terpene and cannabinoid profiles.

5601 S. Shields Ave., Oklahoma City, OK


405-601-3650
Mechanic
ON
DUTY

Final Floor Plan



Location: Oklahoma City, OK

- Over 20,000 cars per day on Shields Blvd
- Under 5-minute drive to Interstate 240 and/or Interstate 35
- Mixed commercial and residential neighborhood


Oklahoma City
40
44
35
240
CAPITOL HILL
Del City
5601 S Shields
Blvd, Oklahoma City...
Will Rogers
World Airport
Valley Brook



Strategic Vision

▶ **Repeat purchase via patient relationships and customer journey**: Keep patients engaged and well-informed on how different cannabis products affect them

▶ **Pricing power from consumer trust**: Consumers will pay more for products if they trust what they'll expect to feel

▶ **Ailment & efficacy-focused**: The products we curate are focused on addressing desired feelings & outcomes

▶ **Community-engagement**: Active outreach, employment, and involvement with consumers as well as the local community/organizations







Cannabis Science Made Easy for Patients

Detailed Product Information

Cannabinoid Profile

Analyte	Weight	(%)	Concentration	(mg/g)
CBC	0.11	%	1.07	mg/g
CBD	1.91	%	19.09	mg/g
CBDa	0.07	%	0.73	mg/g
CBDV		%		mg/g
CBG	ND	%	ND	mg/g
CBGa	ND	%	ND	mg/g
CBN	ND	%	ND	mg/g
d8-THC	ND	%	ND	mg/g
d9-THC	0.07	%	0.67	mg/g
THCa	ND	%	ND	mg/g

Terpene profile

α-Terpineol
ß-Caryophyllene
Terpinolene
Humulene
Limonene
Isopulegol
ß-Pinene
α-Pinene
Myrcene
7 MORE TERPENES

Proprietary Herblo Product Grading System

Merchandising Based on Desired Effects & Ailments

- Sleep aid
- Pain management
- Increasing appetite
- Creative thinking

Patient feedback data on product experiences

8

Data-Enabled Patient Engagement



1. New Patients

Interested in discovering new products & tracking how they feel or looking to achieve a specific feeling



Know Your Smoke Program





2. Tailored Product Selection

Herblo recommends tailored cannabis products based on proprietary product grading system and patient needs

3. Customer Retention

Loyalty promotions given to patients who sign up with Herblo to explore different products and log feedback data on products purchased

Meet the team



Taronda Ransom

Chief Executive Officer

Key experiences:
- Retail management and operation development
- Customer service
- Staffing & training

Education: BS from University of Central Missouri, MA from Webster University



Kenny Jen

Chief Financial Officer

Key experiences:
- Consumer & retail CFO
- Financial modeling & cash flow management
- Legal cannabis experience
- Inventory management
- Vendor relationships

Education: BSBA from Georgetown University



Marne Madison

Chief Operations Officer

Key experiences:
- Community outreach
- Social justice advocacy & reform
- Cannabis compliance consultant

Education: BA from University of Missouri, St Louis

Our Future

Consumption Lounges

Provide patients a safe space to medicate, whether first timers or stoners

Branded Products

Utilize Herblo's cannabis grading system and data collected to develop a line of branded products

Capital-Light Expansion

Expand dispensary, IP, and branded products across the US through strategic partnerships and licensing agreements

Herblo Partnership Highlights

➢ **Brand building:** Our strategic vision prioritizes above all else full consumer engagement and trust in order to build a premium dispensary brand that stands above the competition

➢ **Committed to social equity:** We are a minority and woman owned company that strives to support the neighboring communities by hiring locally, increasing diverse representation in the cannabis industry, and working with local organizations to address social equity

➢ **Exceptional diverse operating team:** Experienced management team directly covers all skills needed for a successful medical cannabis dispensary – legal cannabis experience, retail management, compliance, security, community outreach, and corporate finance/accounting



CHANGING THE STIGMA AROUND CANNABIS ONE CONSUMER AT A TIME.

Thank you

info@herbloco.com

